UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

July 23, 2008

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Address:	5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan
Stock Code Number (Japan):	8411 [Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)]

Corrections in “Selected Financial Information for Fiscal 2007

<under Japanese GAAP>”

Mizuho Financial Group, Inc. (“MHFG”) hereby announces partial corrections in its “Selected Financial Information for Fiscal 2007 <under Japanese GAAP>” disclosed on May 15, 2008 as shown in the appendix.

Please direct any inquiries to: Mizuho Financial Group, Inc. Corporate Communications 81-3-5224-2026

Appendix

Corrected Information

Corrected information is underlined.

Selected Financial Information for Fiscal 2007

p.3-20	I. Financial Data for Fiscal 2007
9. Capital Adequacy Ratio (Basel II)

Mizuho Trust & Banking

BIS Standard

	(%, Billions of yen)
	As of March 31, 2008			As of September 30, 2007	As of March 31, 2007
<Before Correction>	(Preliminary)	Change from September 30, 2007	Change from March 31, 2007
(1) Capital Adequacy Ratio	15.95	1.25	0.26	14.70	15.69
Tier 1 Capital Ratio	10.22	1.64	1.26	8.58	8.96
(2) Tier 1 Capital	374.8	22.3	15.0	352.5	359.8
(3) Tier 2 Capital	218.6	(34.2)	(52.9)	252.8	271.6
(4) Deductions for Total Risk-based Capital	8.2	6.8	6.8	1.4	1.4
(5) Total Risk-based Capital (2)+(3)-(4)	585.2	(18.7)	(44.8)	604.0	630.0
(6) Risk-weighted Assets	3,667.7	(439.3)	(347.4)	4,107.0	4,015.2

(Reference) Basel I basis
Capital Adequacy Ratio	13.61	0.01	(0.83)	13.60	14.44
Tier 1 Capital Ratio	8.40	0.66	0.36	7.74	8.04

	(%, Billions of yen)
	As of March 31, 2008			As of September 30, 2007	As of March 31, 2007
<After Correction>	(Preliminary)	Change from September 30, 2007	Change from March 31, 2007
(1) Capital Adequacy Ratio	15.87	1.17	0.18	14.70	15.69
Tier 1 Capital Ratio	10.16	1.58	1.20	8.58	8.96
(2) Tier 1 Capital	374.8	22.3	15.0	352.5	359.8
(3) Tier 2 Capital	218.6	(34.2)	(52.9)	252.8	271.6
(4) Deductions for Total Risk-based Capital	8.2	6.8	6.8	1.4	1.4
(5) Total Risk-based Capital (2)+(3)-(4)	585.2	(18.7)	(44.8)	604.0	630.0
(6) Risk-weighted Assets	3,687.3	(419.6)	(327.8)	4,107.0	4,015.2

(Reference) Basel I basis
Capital Adequacy Ratio	13.55	(0.05)	(0.89)	13.60	14.44
Tier 1 Capital Ratio	8.36	0.62	0.32	7.74	8.04